SCHEDULE A (Addition of the Advisors Capital International ETF Fund)

The Adviser shall pay the Sub-Adviser, as full compensation for services provided and expenses assumed hereunder, a sub-advisory fee for the Advisors Capital International ETF Fund, computed daily and payable monthly at the annual rates listed below.

Advisors Capital International ETF Fund

Fee	Asset Range (millions)
1.00%	Up to $25
1.25%	Over $25 and up to $2,000
1.20%	Over $2,000

Note: When a particular month occurs during a leap-year, the calculation should be adjusted to change the number of days in the year to 366.

AC Funds, LLC

By: /s/ Kenneth I. Deane

Kenneth I. Deane

Managing Member

Date: April 9, 2026

Advisors Capital Management, LLC

By: /s/ Kevin Strauss

Kevin Strauss
Managing Member

Date: April 9, 2026